UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

AMENDED SCHEDULE 13d

Under the Securities Exchange Act of 1934
(Amendment No. 1)

CACI International Inc
(Name of Issuer)

        COMMON STOCK
(Title of Class of Securities)

     127190 304
(CUSIP Number)

J. P. London
CACI International Inc
1100 North Glebe Road
                     Arlington, Virginia 22201
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                                 October 1, 1999
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.   [ ]

Check the following box if a fee is being paid with the statement.   [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes).

1.	Name of Reporting Person. SS or IRS Identification No. of Above Person
	J. P. London	[Social Security number intentionally omitted]

2.	Check the appropriate box if a member of a group.
	(a) [ ]	(b) [ ]

3.	SEC Use Only

4.	Source of Funds*
PF

5.	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or place of organization
U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	830,514

	8.	Shared Voting Power

	9.	Sole Dispositive Power	830,514

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	855,514

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)	7.8%

14.	Type of Reporting Person	IN

J. P. London makes this filing to amend certain information previously reported. This filing constitutes Amendment No. 1 to the Schedule 13D of J. P. London of such prior Schedule 13D reports with respect to the CACI International Inc ("CACI") Common Stock by adding the following information to the item indicated:

Item 1.   Security and Issuer

This statement relates to shares of CACI Common Stock, par value $0.10 per share, CACI International Inc, 1100 North Glebe Road, Arlington, Virginia 22201.

Item 2.   Identity and Background

(a)	Name:	J. P. London

(b)	Business Address:	CACI International Inc 1100 North Glebe Road Arlington, Virginia 22201

(c)	Present Principal Occupation:	Chairman of the Board, President, Chief Executive Officer of CACI International Inc, whose address is shown in Item 2(b).

(d)	Dr. London has not been convicted in any criminal proceeding at any time.

(e)	Dr. London has not been subject to any judgement, decree or final order enjoining violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

Dr. London used exclusively personal funds for the acquisitions reported.

Item 4.   Purpose of Transaction

Dr. J. P. London has acquired 198,500 additional shares to increase his position in CACI and to express his continuing personal economic commitment to the enhanced shareholder value of CACI.

As CACI's Chairman and Chief Executive Officer, he intends to promote, steadfastly, by all his statements and actions the best interests of all shareholders, and to continue to enhance the public image, reputation and inherent value of the CACI enterprise.

At present he has no plans or proposals relating to any of the matters enumerated in Item 4 to Schedule 13D, except that he may from time to time acquire or dispose of shares, by market transactions or exercise of employee stock options, depending upon his personal investment goals, the market price of CACI's Common Stock, and other factors.

Item 5.   Interest in Securities of the Issuer

(a)	Dr. London owns beneficially a total of 830,514 shares of CACI Common Stock as follows:

	Directly:	622,945

	Indirectly:

	Through directed J. P. London Unitrust	181,000

	Through 401(k) retirement plan	21,569

	Through Individual Retirement Plan	5,000

	Stock options exercisable within 60 days after October 1, 1999	25,000

Dr. London has sole voting and dispositive power as to all the shares listed. They constitute 7.8% of CACI's outstanding Common Stock, based on 10,981,426 shares outstanding at August 31, 1999, plus 100,000 shares issuable upon exercise of options.

(b)	See Item 5(a).

(c)	Dr. London acquired shares of CACI Common Stock in the past 60 days as follows:

	Date	Amount	How Acquired	Price per Share
	October 1, 1999	68,500	Option exercise	$1.875
	October 1, 1999	65,000	Option exercise	$2.875
	October 1, 1999	65,000	Option exercise	$2.50

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Dr. London currently holds options to purchase an additional 100,000 shares of CACI Common Stock at a weighted average exercise price of $15.41 per share. All the options were granted by CACI under the employee stock option plans, and the option exercise price in each case is at least equal to the market price of CACI's Common Stock on the date of grant.

Item 7   Material to be Filed as Exhibits

(a) Form of stock option agreement between CACI International Inc and J. P. London is incorporated by reference to the Schedule 13D filed on September 17, 1991.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete anc correct.

October 12, 1999	J.P. London

Date	J. P. London